

Flagstaff Municipal Court
Exemplification

State of Arizona)
County of Coconino)
) Case Number: CR2003001484

)
Defendant)
TRAVIS W. DOHERTY)

I, James E. Cheff, File Clerk of the City of Flagstaff Municipal Court, do hereby certify and attest to the foregoing to be a full, true and correct copy of the original:

Computer Record

on file and of record in my office, and I have carefully compared the same with the original, all of which I have caused to be authenticated according to the act of Congress (28 USC, Sec. 1738) and the Arizona Rules of Evidence.

James E. Cheff
James Cheff, File Clerk

I, Thomas Chotena, Judge of the Flagstaff Municipal Court, Coconino County, Flagstaff, Arizona, do hereby certify that said Court has a Clerk and Seal. That James Cheff, who has signed the foregoing certificate, is the duly appointed, qualified and appointed file clerk of said Municipal Court. That said signature is his genuine handwriting, and that all his official acts, as such file clerk, are entitled to full faith and credit. And I further certify that said certificate is in due form of law.

IN WITNESS WHEREOF, I have hereunto
Set my official capacity as such Judge, and
Affixed the seal of Said Court.
This date:
February 21, 2019

Judge of the Municipal Court



Charge / Disposition

Case Number: M | 0341 | CR | 2003001484 ST OF AZ VS DOHERTY TRAVIS WI

Party: D | 001 DOHERTY TRAVIS WILLIAM — Person Number: 116124

Party Status: S SENTENCED — Status Date: 06-27-2003

Officer:

(LEA) Agency:

Case Vehicle?

Count	Sq	Charge	Description	Text	I/F	CHN	R	Class	Plea	Date	Disp
1	1	13-1802A1		N	F			M	B	06-27-2003	76

Offense Location: Count 1 | 1325 W. ROUTE 66 (HOME DEPOT)

Updated 11/25/2014 By dlee1 At 09:54

FLAGSTAFF MUNICIPAL COURT
15 N. BEAVER ST. FLAGSTAFF, AZ 86001
PHONE:(928) 774-1401 FAX:(928) 556-1284

TIME: 11:41:23 AM
DATE: Feb 15, 2019
PAGE: 1

CASE: M- 0341-CR- 2003001484
    ST OF.AZ VS DOHERTY TRAVIS WI

STATUS: C COMPLETED

FILING DATE: 05-19-2003   CASE TYPE: R07 CRIM-CH18 THEFT
EVENT CATEGORY: Z

DATE	SEQ	EVENT	RECEIPT #	AMOUNT	Number of Hours Sentenced	RESULT
05-19-2003	01	COMPLAINT FILED-UNIFORM CITATN Citation C-00102898 Filed		$0.00		
05-28-2003	01	CASH BOND ORDERED - THIS CRT POSTED FROM RECEIPTING FOR RECEIPT M - 000123798 POSTED BY DEPUTY 072 LISA		$50.00		
05-28-2003	01	PYMT: BOND POSTED - THIS CRT RECEIVED OF: TRAVIS MEMO: ARR SET FOR 6-2-03 DIV II	M000123798	$-50.00		
06-02-2003	01	COMMENTS NEW ADDRESS 1185 W. UNIVERSITY AVE #16-129 86001 LO		$0.00		
06-02-2003	02	CAL: NON-JURY TRIAL NGP/NJT SET FOR: 7-22-03 8:30 DIV II		$0.00		
06-02-2003	03	CAL: PRE-TRIAL CONFERENCE NGP/PTC SET FOR: 6-27-03 AT 8:30		$0.00		
06-05-2003	01	CASH BOND ORDERED - THIS CRT POSTED FROM RECEIPTING FOR RECEIPT T - 000000316 POSTED BY DEPUTY 042 ANGELIQUE		$62.00		
06-05-2003	02	COMMENTS RECEIVED TIP PMT, ON CASE TR2002006502, BUT DEF PAID THAT CASE IN FULL AFTER THE HIT WAS RECEIVED, APPLIED MONEY TO THIS CASE AS A BOND		$0.00		
06-05-2003	01	PYMT: BOND POSTED - THIS CRT RECEIVED OF: STATE OF ARIZONA MEMO: TAX INTERCEPTION PMT see comments	T000000316	$-62.00		
06-27-2003	01	PRETRIAL HEARING COP @ PTC: GP 13-1802A1 ($105 + 23)		$0.00		
06-27-2003	02	FUND: BASE FINE Count 1-1 ($58.33) FUND: BASE FINE		$58.33		
06-27-2003	03	FUND: 2002 SURCHARGES (80%) Count 1-1 ($46.67) FUND: 2002 SURCHARGES (80%)		$46.67		
06-27-2003	04	FUND: 2002 PROBATION SURCHARGE Count 1-1 ($5.00) FUND: 2002 PROBATION SURCHARGE		$5.00		
06-27-2003	05	FUND: LOCAL COST/FEES Count 1-1 ($18.00) FUND: LOCAL COST/FEES		$18.00		
06-27-2003	06	FUND: TIME PYMT $20 JCEF Count 1-1 ($20.00) FUND: TIME PYMT $20 JCEF		$20.00		
06-27-2003	07	FUND:TIME PYMT $10 LOCAL Count 1-1 ($10.00) FUND:TIME PYMT $10 LOCAL		$10.00		
06-27-2003	01	FUND: TIME PYMT $20 JCEF RECEIVED OF: DOHERTY TRAVIS WILLIAM	M000125085	$-20.00		
06-27-2003	02	FUND:TIME PYMT $10 LOCAL RECEIVED OF: DOHERTY TRAVIS WILLIAM	M000125085	$-10.00		
07-11-2003	01	FUND: BASE FINE RECEIVED OF: travis	M000125608	$-22.22		

FLAGSTAFF MUNICIPAL COURT
15 N. BEAVER ST. FLAGSTAFF, AZ 86001
PHONE:(928) 774-1401 FAX:(928) 556-1284

TIME: 11:41:23 AM
DATE: Feb 15, 2019
PAGE: 2

CASE: M- 0341-CR- 2003001484
ST OF AZ VS DOHERTY TRAVIS WI

STATUS: C COMPLETED

FILING DATE: 05-19-2003 CASE TYPE: R07 CRIM-CH18 THEFT
EVENT CATEGORY: Z

DATE	SEQ	EVENT	RECEIPT #	AMOUNT	Number of Hours Sentenced	RESULT
07-11-2003	02	FUND: 2002 SURCHARGES (80%) RECEIVED OF: travis	M000125608	$-17.78		
07-15-2003	01	FUND: LOCAL COST/FEES RECEIVED OF: STATE OF ARIZONA - TIP PAYMENT MEMO: TAKEN AS BOND BECAUSE FINES NOT ENTERED YET	M000125804	$-18.00		
07-15-2003	02	FUND: 2002 PROBATION SURCHARGE RECEIVED OF: STATE OF ARIZONA - TIP PAYMENT MEMO: TAKEN AS BOND BECAUSE FINES NOT ENTERED YET	M000125804	$-3.14		
07-15-2003	03	FUND: 2002 SURCHARGES (80%) RECEIVED OF: STATE OF ARIZONA - TIP PAYMENT MEMO: TAKEN AS BOND BECAUSE FINES NOT ENTERED YET	M000125804	$-18.16		
07-15-2003	04	FUND: BASE FINE RECEIVED OF: STATE OF ARIZONA - TIP PAYMENT MEMO: TAKEN AS BOND BECAUSE FINES NOT ENTERED YET	M000125804	$-22.70		
07-16-2003	01	DISB: CASH BOND DISBURSED $24.00 CK #8348 TO D-1		$24.00		
07-16-2003	01	FUND: 2002 PROBATION SURCHARGE RECEIVED OF: TRAVIS MEMO: BOND FORFEITED TO FINES PER PEGGY	M000125841	$-1.86		
07-16-2003	02	FUND: 2002 SURCHARGES (80%) RECEIVED OF: TRAVIS MEMO: BOND FORFEITED TO FINES PER PEGGY	M000125841	$-10.73		
07-16-2003	03	FUND: BASE FINE RECEIVED OF: TRAVIS MEMO: BOND FORFEITED TO FINES PER PEGGY	M000125841	$-13.41		
07-17-2003	01	BOND REFUND CHECK MAILED BOND REFUND CHECK SENT TO TRAVIS DOHERTY 1185 W. UNIVERSITY #16-129 FLAGSTAFF AZ 86001		$0.00		
08-13-2009	01	DENIED DEFS MOTION TO SET ASIDE CONVICTION; DENIED PER JUDGE ARAUJO		$0.00		
09-02-2014	01	MOTION FILED MOTION TO SET ASIDE FILED BY DEFENDANT LS		$0.00		
11-20-2014	01	JUDGMENT/CONVICTION SET ASIDE MOTION TO SET ASIDE JUDGEMENT GRANTED J/TLC		$0.00		
12-24-2014	01	CORRESPONDENCE ORDER SETTING ASIDE JUDGEMENT (COPY SENT FROM AZDPS) LS		$0.00		